Deloitte & Touche LLP

3000 Scotia Centre

700 Second Street S.W.

Calgary AB  T2P 0S7

Canada

Tel: (403) 267-1700

Fax: (403) 264-2871

www.deloitte.ca

August 28, 2006

Alberta Securities Commission

Dear Sirs:

Re:

Energy Exploration Technologies Inc. (the "Company") - Notice of Change of Auditor

Pursuant to Section 4.11, Paragraph (5) (a) (ii) (B) of National Instrument 51-102, we herby confirm our agreement with the information contained in the Change of Auditor Notice sent to us by the Company dated August 28, 2006.  This confirmation is based on our knowledge of the information to date.

Yours very truly,

Chartered Accounts